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                                                    Filed by Cisco Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Cisco Systems, Inc.
                                                  Commission File No.: 000-18225


                 ACQUISITION OF ACTIVE VOICE CORPORATION SCRIPT
                               FOR CONFERENCE CALL

                                 CONFERENCE CALL
                                  ACTIVE VOICE
                            FRIDAY, NOVEMBER 10, 2000
                                   10:00AM PT

ART RANGEL INTRODUCTION

-    Good morning everyone, and thank you for joining us this morning.

- This is Art Rangel with Cisco's Corporate Industry Analyst Relations Group in San Jose with Eugene Lee, Vice President of Marketing of our Internet Communications Software Group (ICSG) and Ammar Hanafi, Vice President, Business Development. I would also like to introduce Ken Myer, the EVP of Sales and Marketing for Active Voice and Kevin Chestnut, Active Voice's Chief Technology Officer and Vice President of Advanced Products and Technology. Ken and Kevin are joining us from Seattle and will be participating in the Q&A session.

- This morning Cisco announced a definitive agreement to acquire publicly held Atlantis of Seattle, Washington (NASDAQ: ACVC) for approximately $266 million in stock.

- The purpose of the call this morning is to review the strategy and specifics of the acquisition and to answer any questions in regards to the announcement.

- The press release went out at 5:30 a.m. Pacific Time this morning and is available on First Call and National Business.

-    You can also find the press release on our Web page at www.cisco.com.

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-    The matters we will be discussing today may include forward-looking statements, and as such are subject to the risks and uncertainties that we discuss in detail in our documents filed with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

-    Unauthorized recording of this conference call is not permitted.

- Now let me pass the call to Ammar who will review the terms of the deal and fit.

AMMAR HANAFI

- Under the terms of the Active Voice agreement, Cisco will pay approximately $266M in stock for Active Voice's Unity operations. Cisco will also pay approximately $30M in stock for Active Voice's legacy voicemail solutions which will be sold after the closing to a newly formed entity comprised of the former Active Voice employees for $30M. The purchase price will be shared by all Active Voice security holders. As of November 9, 2000, there were approximately 14.8M shares of Active Voice outstanding on a fully diluted basis.

- We expect the deal to close in Cisco's Q2 Fy01. Based on initial projections, the deal will be neutral to slightly accretive.

-    The acquisition of Active Voice, a leading provider of Internet Protocol
     (IP)-based Unified Messaging solutions for the Enterprise, supports Cisco's vision to deliver Unified Communications and a single, end-to-end IP network combining data, voice, and video for the corporate enterprise.

- As you know from past calls, when we do acquisitions, we look for several key criteria - such as in this case - an entrepreneurial, customer-focused culture, a shared vision, a strong engineering team and the potential for future market share and exciting next-generation products.

- Cisco believes that Active Voice was the best choice among IP-based Unified Messaging providers. Active Voice has best-in-class technology with proven reliability and scalability, an impressive customer base, strong engineering team, and close ties to Cisco's AVVID group. Customer demand has already driven sales of the Active Voice product through Cisco's enterprise and commercial line of business units and the technology is unique in its level of integration to Cisco CallManager. In addition, Cisco and Active Voice have a strong-shared vision for fostering growth and innovation in IP telephony through protocol and standards driven telephony infrastructure. With its technology expertise, Active Voice will help accelerate the time to market for value added applications sitting on top of Cisco infrastructure and software platforms.

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-    I will now turn the call over to Eugene Lee who will outline the technology and organization. We will then open the call for Q&A.

-    Eugene.


EUGENE LEE

-    Thanks, Ammar

Product/Technology Positioning

- Cisco believes unified messaging/unified communications market is a substantial opportunity and as the market for this technology matures, the requirements for various segments of the market will drive multiple solutions. With the purchase of Amteva, now known as the Unified Communications Software Business Unit, Cisco has built a strong focus and software platform for delivering unified communications for the service provider market.

- Unified Messaging (UM) a key component of Unified Communications, is an important initiative for Cisco that paints a very compelling picture for the future of communications applications and supports our direction with the Architecture for Voice, Video, and Integrated Data (AVVID) for the corporate enterprise. The Active Voice acquisition in conjunction with Cisco CallManager will give us a robust solution for enterprise customers.

- One of the biggest obstacles to adoption in the enterprise market has been the interoperability of Unified Messaging/Unified Communications with legacy PBX and voice mail systems and the transition to IP based communications. With the acquisition of Active Voice and its strength in integrating with traditional and IP based systems combined with Cisco's focus and expertise in IP, we believe that we are well positioned to help accelerate the UM/UC market. In addition, with different solutions designed to meet the specific needs of various market segments (uOne for service provider and Active Voice for enterprise), Cisco will deliver solutions to meet the needs of its various customers as the market continues to evolve.

- The Cisco uOne software platform is targeted towards the service provider market and will continue to deliver unified communications capabilities to that market.

- In September, we announced the Cisco uOne 5.0E targeted at the enterprise market. We will offer customers a choice of either purchasing the uOne 5.0E product as a limited release with future migration options to the Active Voice enterprise version, or to purchase the Active Voice product with similar pricing and capabilities.

- Active Voice offers two product suites called the Unity Enterprise and Unity Connections. The Unity line is a set of IP-based messaging services that currently

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     enables the following integrated unified messaging capabilities: voice messaging over IP, fax messaging over IP, and e-mail messaging. These products work with legacy systems and interface with any fax machine, wireline or wireless phone, and communicate over the IP network to standards-based directories. Cisco will integrate Unity functionality with the Cisco CallManager and enable a turnkey solution that integrates with existing enterprise email systems.

- Active Voice also offers a suite of a suite of legacy voicemail applications. These legacy applications do not fit into Cisco's AVVID New World infrastructure strategy, and therefore the legacy business will be spun-off into a self-operating entity.

- Active Voice competitors include Lucent/Avaya, Nortel and KeyVoice. All of these companies are focused primarily on legacy telephony/TDM networks. Active Voice/Unity is the only product designed with New World IP infrastructure in mind from product conception.

- Active Voice has a strong international customer base of over 100,000 voice messaging, computer telephony and unified systems in over 60 countries. Some key customers include Aether Systems, CF Bean, C&S Machine Products, Holy Cross College, pHT Clinical Networks, and TECO-Westinghouse Motor Company.

- Cisco is not becoming an applications provider. Cisco believes that voice mail and unified messaging need to be core components of an IP telephony and unified communications platform. The aggregation of these technologies into an underlying platform that interoperates with legacy equipment provide our customers with a clear migration path; from legacy systems to a new-world IP infrastructure. It will help accelerate the deployment of applications such as scheduling, directory services, VXML, etc., by providing 3rd party vendors with value-added integration capabilities. As such, Cisco's strategy continues to be to enable Internet-based applications and adding value to core IP networking technology. Cisco will continue to partner with application providers in order to provide robust, end-to-end solutions to its customers.

Organizational Details

- We are acquiring both technology and skilled employees related to the Unity product line. As discussed earlier, employees related to the Legacy business will be transferred to a self-operating entity.

- Active Voice will remain in Seattle, WA and the Active Voice organization will form a new business unit reporting to David Kirk, Sr. Vice President ICSG, as part of Cisco's Internet Communications Software Group (ICSG). Kevin Chestnut will run the Active Voice team within Cisco.

ART RANGEL

Q & A

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-    Thank you Eugene, we will now open the call for questions from our Industry
     Analysts.

-    Operator, please begin the Q & A.

Closing remarks

- Thank you for your participation in today's call. If you have further questions regarding this acquisition, please call Neha Mirchandani, ICSG's PR and Industry Analyst Relations Manager at 408 525-1323 or you can call me at 408 853-5705. Also Active Voice's web site is located at www.activevoice.com

-    This concludes our call.

                                     * * * *

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of Cisco that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K, 8-K, and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with acquisition strategy, dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing risks, Internet infrastructure and regulation, international operations, volatility of stock price, financial risk management, and potential volatility in operating results, among others.

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners. Copyright(C)2000 Cisco Systems, Inc. All rights reserved.

                                     * * * *

Cisco plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Active Voice Corporation ("Active Voice") expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Cisco, Active Voice, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Cisco and Active Voice file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Cisco and Active Voice at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Cisco's and Active Voice's filings with the Commission also are

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available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

                       INFORMATION CONCERNING PARTICIPANTS

Active Voice, its directors, executive officers and certain members of management and employees may be soliciting proxies from Active Voice's stockholders in favor of the adoption of the merger agreement. Information concerning Active Voice's participants in the solicitation is set forth in its Proxy Statement for its 2000 Annual Meeting of Stockholders. In addition, Cisco and certain employees of Cisco, including Ammar Hanafi, Art Rangel and Eugene Lee, may be deemed to have participated in the solicitation of proxies from Active Voice's stockholders in favor of the adoption of the merger agreement. Information concerning Cisco's directors and executive officers is set forth in Cisco's Proxy Statement for its 2000 Annual Meeting of Shareholders. Messrs. Hanafi, Rangel and Lee are Vice Presidents of Cisco.

            BENEFITS OF MERGER TO ACTIVE VOICE OFFICERS AND DIRECTORS

Officers and directors of Active Voice will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in the Active Voice Proxy Statement for its 2000 Annual Meeting of Stockholders. In addition, certain officers of Active Voice, as a condition to the closing of the merger, will enter into employment and non-competition agreements with Cisco that will become effective upon completion of the merger. Certain officers of Active Voice will receive bonuses as a result of the merger. A description of the employment agreements and bonuses will be contained in the Registration Statement and the Proxy Statement/Prospectus under the caption "Interests of Active Voice Directors, Officers and Affiliates in the Merger." In addition certain officers and directors of Active Voice will purchase certain assets from Active Voice and receive certain payments relating thereto following the closing of the Merger. A description of this transaction will also be set forth in the Proxy Statement/Prospectus.